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                     November 3, 2022

       Mark Long
       Co-Chief Executive Officer and Chief Financial Officer
       Prime Impact Acquisition I
       123 E San Carlos Street , Suite 12
       San Jose, CA 95112

                                                        Re: Prime Impact
Acquisition I
                                                            Form 10-K for the
year ended December 31, 2021
                                                            File No. 001-39501

       Dear Mark Long:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Real Estate & Construction